Babe Brewing LLC (the "Company") a California Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Babe Brewing LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 8, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	25,346	35,461
Accounts Receivable	674	1,914
Accounts Receivable - Related Party	41,374	5,372
Accrued Expenses	-	1,562
Security Deposits	37,699	39,699
Inventory	11,857	-
Total Current Assets	116,950	84,008
Non-current Assets		
Vehicle and Furniture and Fixtures, net of Accumulated Depreciation	10,361	17,711
Leased Assets, net of Accumulated Depreciation	418,175	337,946
Total Non-Current Assets	428,536	355,657
TOTAL ASSETS	545,486	439,665
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	35,326	38,870
Accounts Payable - Related Party	-	1,500
Short Term Debt - Related Party	10,199	47,892
Current Portion of Notes Payable	12,873	77,318
Current Portion of Lease Liabilities	65,892	76,386
Sales Tax Payable	1,860	1,777
Other Liabilities	2,617	-
Total Current Liabilities	128,767	243,743
Long-term Liabilities		
Leases Payable	163,565	51,513
Notes Payable	71,839	74,500
Total Long-Term Liabilities	235,404	126,013
TOTAL LIABILITIES	364,171	369,756
EQUITY		
Member Capital	181,315	69,909
TOTAL LIABILITIES AND EQUITY	545,486	439,665

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	772,822	501,850
Cost of Revenue	276,127	228,864
Gross Profit	496,696	272,986
Operating Expenses		
Advertising and Marketing	27,299	19,409
General and Administrative	353,624	206,546
Rent and Lease	239,551	86,806
Depreciation	61,173	94,735
Total Operating Expenses	681,646	407,496
Operating Income (loss)	(184,951)	(134,510)
Other Income		
Rental Income	72,061	13,682
Grant Income	15,000	-
PPP Forgiveness	11,467	-
Other	9,503	14,881
Total Other Income	108,030	28,563
Provision for Income Tax	-	-
Net Income (loss)	(76,920)	(105,948)

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2020	182,667
Capital Contributions	14,750
Capital Distributions	(21,561)
Net Income (Loss)	(105,948)
Ending Balance 12/31/2020	69,909
Capital Contributions	267,467
Capital Distributions	(79,141)
Net Income (Loss)	(76,920)
Ending Balance 12/31/2021	181,315

Statement of Cash Flows

	Year Ended December 31,	
	2021	**2020**
OPERATING ACTIVITIES		
Net Income (Loss)	(76,920)	(105,948)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	61,173	94,735
Accounts Payable	(3,544)	24,085
Accounts Payable - Related Party	(1,500)	1,500
Inventory	(11,857)	-
Accounts Receivable	1,240	(26,966)
Accounts Receivable - Related Party	(36,002)	(4,690)
Accrued Expenses	1,562	(1,562)
PPP Loan Forgiveness	(11,467)	-
Other	2,700	(3,028)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	2,305	84,075
Net Cash provided by (used in) Operating Activities	(74,615)	(21,873)
INVESTING ACTIVITIES		
Security Deposits	2,000	(14,699)
Vehicles, Machinery, Equipment, and Leasehold Improvements	(159,580)	(322,386)
Net Cash provided by (used by) Investing Activities	(157,580)	(337,084)
FINANCING ACTIVITIES		
Net Member Contributions/(Distributions)	188,327	(6,811)
Notes Payable Proceeds (Repayments)	(63,440)	134,229
Net Proceeds of Financial Lease Obligations	134,887	204,286
Notes Payable - Related Parties	(37,693)	22,813
Net Cash provided by (used in) Financing Activities	222,081	354,516
Cash at the beginning of period	35,461	39,902
Net Cash increase (decrease) for period	(10,115)	(4,441)
Cash at end of period	25,347	35,461

Babe Brewing LLC
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Babe Brewing LLC ("the Company") was established in San Diego, California on December 28th, 2016. The Company specializes in crafting healthy beverages, which currently is represented by their kombucha line of wholesale flavors. The Company has also been selling its products at their tasting room direct to consumers since 2017. The Company has been consistently growing its wholesale distribution channels for kegs and cans at local, regional, and national levels. To keep the projected growth, the Company is committed to hiring more specialized staff, improving specific brewery equipment, increasing the budget for marketing and sales to support their current distribution performance.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 and 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time the invoice is made to direct client accounts and distributors, which pays in different timeframe terms. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Segments	*Wholesale*	*Tasting Room*	*Online Sales*	*Refunds*	*Total*
2020	374,211	165,559	27	(37,947)	501,850
2021	679,378	118,392	11,029	(35,977)	772,822

Concentration of Revenue

The Company primarily generated revenue from 2 different customers in 2020 and 4 different customers in 2021. The Company generated revenue, prior to consideration of refunds, of $155,239 or approximately 20% in 2020 and $167,883 or approximately 33% in 2021. The Company generated revenue, prior to consideration of refunds, of $158,286 or approximately 20% in 2020 and $95,112 or approximately 19% in 2021. The Company generated revenue, prior to consideration of refunds, of $101,613 or approximately 20% in 2021. The Company generated revenue, prior to consideration of refunds, of $149,963 or approximately 30% in 2021.

Grant Income

The Company recognized grant income of $15,000 in relation to a grant provided by the state of California to help companies during the COVID-19 pandemic.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Vehicle	5	14,561	6,188	-	8,373
Furniture & Fixtures	5-7	3,150	1,162	-	1,988
Leased Assets including Machinery, Equipment, & Leasehold Improvements	5-15	586,756	168,581	-	418,175
Grand Total	**-**	**604,467**	**175,931**	**-**	**428,536**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Lease and Rent

Tasting Room: The Company signed a lease on December 12th, 2016, with a 3-year term. The lease required a security deposit of $27,827. The premises were permitted to be used as a kombucha brewery specializing in production, retail, and wholesale of kombucha for on-premises and off-premises consumption. The lease also permits the Company to operate a miscellaneous snack and bar. The lease was renewed/amended on October 17th, 2019, with the same term length of 3 years. In 2020, the Company paid $78,437 for the premises leased. In 2021, the Company paid $236,840 for the premises leased. The lease will end its term on April 30th, 2023, and the Company does not intend to renew it. The monthly payments for the total rent expenses are $7,120.

Year Ending December 31,	Payment
2022	85,445
2023	28,482
2024	-
2025	-
2026	-
Thereafter	-

Rental Income

Tasting Room: Part of the premises were subleased for a coffee shop, with both companies sharing the space. The sublease started in May of 2021, with monthly payment of $2,000.00 plus utilities shared cost, started in July of 2021. This sublease will finish automatically by the end of the master lease, on April 30th, 2023.

Production Site: The Company subleased their premises on December 16th, 2020. The sublease started on October 1st, 2020 and expires on February 14th, of 2025. The security deposit was a total of $14,096, and the monthly rent was $12,524, with yearly readjustments previewed in the contract. The premises were permitted to be used for the manufacturing and distribution of alcoholic and non-alcoholic kombucha, and for no other purpose. The subtenant is not entitled to exercise any options to extend or renew the term of the of the prime lease or to purchase the subleased

premises. These options are expressly retained by the sublandlord and may be exercised or waiver by sublandlord in its sole and absolute discretion. The Company recognized rental income of $72,061 and $13,682 in 2021 and 2020, respectively.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company did not have any equity-based compensation as of December 31st, 2021.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2020, a founder loaned the Company $27,736. The loan accrues interest of 10% and is due on demand. The balance of this loan was $10,199 as of December 31st, 2021.

In 2020, a partner loaned the Company $21,561. The loan did not accrue interest and was fully paid off as of December 31st, 2021.

The Company had accounts payable of $1,500 due to a member as of December 31st, 2020. The amount was fully paid off in 2021.

The Company had accounts receivable from a separate entity owned by various members of the Company totaling $41,374 as of December 31st, 2021. The balance does not accrue interest and is due on demand.

In 2020, the Company entered into a trademark license agreement with an entity owned by various members of the Company. The Company granted this entity an exclusive license to use their trademark and in return will receive a royalty equaling 2% of their future sales. The Company has not recognized any royalty revenue as of December 31st, 2021.

See Note 7 – Subsequent Events disclosure for details of material related party transactions that occurred after December 31st, 2021.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILTIES AND DEBT

Capital Leases Payable:

Throughout 2020 and 2021, the company entered into various capital leasing transactions The economic substance of the lease is that the Company is financing the acquisition of the assets through the lease, and, accordingly, it is recorded in the Company's assets and liabilities.

The following is an analysis of the leased assets included in Property and Equipment:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Leased Assets including Machinery, Equipment, & Leasehold Improvements	5-15	586,756	168,581	-	418,175

Minimum Lease Payments 5 Years Subsequent to 2021

Year Ending December 31,	Payment
2022	65,892
2023	63,168
2024	54,656
2025	45,663
2026	77
Thereafter	-

Notes Payable:

In June of 2020, the Company entered into a Payment Protection Program (PPP) loan agreement for $11,467. The loan accrued interest of 1% and was fully forgiven in 2021.

In August of 2020, the Company entered into a loan agreement with the SBA totaling $74,500. The loan accrues interest at 3.75% and matures in 2052. The balance of the loan was $74,500 as of December 31st, 2021.

The Company entered into a loan agreement with a third party totaling $13,000. The loan does not accrue interest and is due on demand. The balance of the loan was $9,807 as of December 31st, 2021.

In 2019, the Company entered into a loan agreement with a third party totaling $6,995. The loan did not accrue interest. The loan was fully paid off in 2021.

In 2019, the Company entered into a loan agreement with a third party totaling $3,800. The loan does not accrue interest and is due on demand. The balance of the loan was $405 as of December 31st, 2021. The balance was paid off in 2022.

Year Ending December 31,	Payment
2022	23,072
2023	2,661
2024	2,661
2025	2,661
2026	2,661
Thereafter	61,196

NOTE 6 – EQUITY

The Company is a limited liability company with one class of unit owned by multiple members.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 8, 2022, the date these financial statements were available to be issued.

In January of 2022, the Company entered into a loan agreement totaling $100,000 with an interest rate of 8% annually. The monthly payments are $4,523 and the loan has a maturity date of December 2023.

In February of 2022, the Company entered into a loan agreement with a related party totaling $80,000 with an interest rate of 7% annually. The monthly payments are $2,915 and the loan has a maturity date of February 2025.

In May of 2022, the Company entered into a loan agreement totaling $65,000 with an interest rate of 9.99% annually. The monthly payments are $3,906 and the loan has a maturity date of November 2023.

In May of 2022, the Company entered into a lease agreement to buy equipment in the amount of $5,442. The lease requires monthly payments of $201 over a 36 month period.

In August of 2022, the Company entered into a loan agreement with a related party for $25,000 with an interest rate of 10% annually. The balance is due on demand.

In August of 2022, the Company entered into a loan agreement with a related party for $25,000 with an interest rate of 10% annually. The balance is due on demand.

In September of 2022, the Company entered into a loan agreement with a related party for $30,000 with an interest rate of 10% annually. The balance is due on demand.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise

capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.